03013722

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UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH, D.C. 208 SECTION

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Regal Discount Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Milwaukee Avenue
(No. and Street)

Glenview,	Illinois	60025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Walter — (847) 375-6073
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Robert Walter,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Regal Discount Securities** as of **December 31, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
JAMES H MUKOYAMA JR
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/13/05

Notary Public

Signature

Vice President
Title

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Regal Discount Securities, Inc.

Statement of Financial Condition
December 31, 2002

Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Regal Discount Securities, Inc.
Glenview, Illinois

We have audited the accompanying statement of financial condition of Regal Discount Securities, Inc., as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Regal Discount Securities, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
January 23, 2003

REGAL DISCOUNT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Cash and cash equivalents	$	130,768
Receivable from broker-dealer		270,875
Securities owned, not readily marketable, at estimated fair value		60,000
Furniture, equipment and leasehold improvements, net		373,592
Other assets		37,042
Income taxes receivable		13,500
Total assets	$	885,777
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses		
Total liabilities	$	195,141
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $10 par value; authorized 50,000 shares; issued and outstanding 2,625 shares		26,250
Additional paid-in capital		1,339,750
Accumulated deficit		(675,364)
Total stockholders' equity		690,636
Total liabilities and stockholders' equity	$	885,777

The accompanying notes are an integral part of the statement of financial condition.

REGAL DISCOUNT SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Regal Discount Securities, Inc., ("Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is engaged in agency transactions in securities on behalf of customers and other related activities. The Company's customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with original maturities of less than ninety days to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalents which may exceed federally insured amounts at times and which may at times significantly exceed reported amounts due to outstanding checks.

Securities owned, not readily marketable: Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the issuer or company.

Equity securities which are not readily marketable are recorded at cost until significant events indicate cost is no longer appropriate and then are carried at their estimated fair values. Such securities have been valued based upon other market sources which are believed to provide a reasonable value for such investments.

Furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on accelerated methods over the estimated useful lives of the assets. Depreciation expense on assets acquired under capital lease is included with depreciation expense on owned assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for federal corporation income taxes.

Note 2. Receivable From Broker-Dealer

The amounts due from broker-dealer at December 31, 2002, are comprised of the following:

Commissions and rebates receivable	$	235,875
Deposits		35,000
	$	270,875

Note 3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2002, consist of:

	Furniture	Equipment	Leasehold Improvements	Total
Cost	$ 185,069	$ 1,082,707	$ 96,030	$ 1,363,806
Accumulated depreciation and amortization	(115,010)	(867,526)	(7,678)	(990,214)
Net	$ 70,059	$ 215,181	$ 88,353	$ 373,592

Depreciation and amortization expense for the year ended December 31, 2002, amounted to $237,196.

Note 4. Employee Benefit Plans

The Company has a simple IRA plan for its employees. Employees are qualified to participate in the pension plan after one year of service. The Company matches 100% of each employee's contribution up to 1%, which is 100% vested.

Note 5. Commitments and Contingencies

The Company leases office space and a copier under various noncancelable operating leases expiring through March 2011. Minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Years ending December 31:		
2003	$	48,028
2004		47,954
2005		45,211
2006		46,568
2007		47,965
Thereafter		154,896
	$	390,622

Note 6. Financial Instruments with Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $206,397 and $100,000, respectively. The Company's net capital ratio was .95 to 1 at December 31, 2002.